Exhibit 23.1

CONSENT OF INDEPENDENT PETROLEUM RESERVE EXPERTS

As independent petroleum engineers, we hereby consent to the references to our firm, in the context in which they appear, and to the references to, and the inclusion or incorporation by reference of our reserve report dated January 26, 2024, with respect to the estimates of reserves and future net reserves of certain assets acquired by Prairie Operating Co. (the “Company”), as of February 1, 2024, in this the Current Report on Form 8-K of the Company, and to the incorporation by reference of such reports in the Registration Statement (No. 333-272743) on Form S-1 of the Company, filed with the U.S. Securities and Exchange Commission.

/s/ Cawley, Gillespie & Associates, Inc.

Cawley, Gillespie & Associates, Inc.

Fort Worth, Texas

February 9, 2024